Exhibit 99.2

PRESS RELEASE

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) informs that the Gerdau Group has signed today a strategic alliance with INDUSTRIAS NACIONALES, C. POR A. (INCA), a company headquartered in Santo Domingo, Dominican Republic. The purpose of this strategic alliance is for the development of business in the steel sector in that country and the Caribbean. The Gerdau Group will have a 30.45% stake in the capital stock of the holding company MULTISTEEL BUSINESS HOLDINGS CORP. which holds 98.57% of the capital stock of INCA.

This strategic alliance with the Gerdau Group will enable INCA to invest more in its steel business, and provide it with access to technical assistance, managerial assistance, distribution support and corporate practices to support a higher business performance in the production and sales of steel products.

INCA is a long steel rolling mill company which produces mainly concrete reinforcing bars. It is also a producer of value added products (steel mesh, smooth and barbed galvanized wires, screens, nails and clamps) and an importer of steel products, such as flat rolled products to produce roofing tiles, welded pipes and profiles, in addition to distributing steel plates. INCA also produces pipes and PVC connections. Shipments of steel products are approximately 400 thousand tons per year.

The value of the acquisition of this stake will be of US$ 42 million.

This alliance is part of Gerdau’s growth strategy in the Americas. This investment will ensure Gerdau’s presence in a country with relevant economic growth and increase in steel consumption.

Rio de Janeiro, May 25, 2007

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations